EXHIBIT 12.1

MOLINA HEALTHCARE, INC.

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

	Year Ended December 31,
	2016	2015	2014	2013	2012
	(Dollars in millions)
Earnings:
Income before income taxes, continuing operations	$205	$322	$135	$81	$23
Add fixed charges:
Interest expense, including amortization of debt discount	101	66	57	52	17
Estimated interest portion of rental expense	12	8	5	4	3
Total fixed charges	113	74	62	56	20
Total earnings available for fixed charges	$318	$396	$197	$137	$43

Fixed charges from above:	$113	$74	$62	$56	$20

Ratio of Earnings to Fixed Charges	2.8	5.4	3.2	2.4	2.2

Total rent expense	$64	$44	$32	$25	$20
Interest factor	18%	18%	16%	16%	14%
Interest component of rental expense	$12	$8	$5	$4	$3